Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 147
dated November 22, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – December 21, 2006

7.5% SPARQS due January 20, 2008
Mandatorily Exchangeable for Shares of Common Stock of
Coach, Inc.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Issue Price	:	$10.965 per SPARQS
Stated Principal Amount	:	$10.965 per SPARQS
Exchange Ratio	:	0.25 shares of Coach, Inc. common stock per SPARQS
Yield to Call	:	19%
Interest Rate	:	7.5% per annum
Interest Payment Dates	:	April 20, 2007, July 20, 2007, October 20, 2007 and January 20, 2008
Aggregate Principal Amount	:	$17,000,004.42
Pricing Date	:	December 21, 2006
Original Issue Date (Settlement Date)	:	December 29, 2006
Listing	:	AMEX
Exchange Symbol	:	CFM
CUSIP	:	61750V303
Agent	:	Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Terms No. 147 dated November 22, 2006
 Amendment No. 1 to Prospectus Supplement for SPARQS dated December 21, 2006
Prospectus dated January 25, 2006